Mail Stop 3010

September 1, 2009

Via U.S. Mail and Facsimile (212) 307-2684

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

> **Re:** **Jesup & Lamont, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-31292**

Dear Mr. Weichselbaum:

We issued comments to you on the above captioned filings on August 5, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 16, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 16, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant